

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Cameron R. Nelson
Vice President, Finance and Chief Financial Officer
QLT Inc.
101-887 Great Northern Way
Vancouver, British Columbia
Canada V5T 4T5

> **Re: QLT Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy on Schedule 14A**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 000-17082**

Dear Mr. Nelson:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Patents, trademarks, and proprietary rights, pages 16-18

1. You state on page 17 that one of your patents for Verteporfin, the active ingredient in Visudyne expires in September 2011. You also state that your patent for the lipid-based formulation of verteporfin expired on May 25, 2010. Since Visudyne represents your only source of product revenue going forward, please disclose in Management's Discussion and Analysis the expected effect on your results of operations and liquidity as a result of the expiration of these patents.

Management's Discussion and Analysis
Results of Operations
Research and Development, pages 53-54

2. You provide disclosure of research and development costs by therapeutic area on page 53. Your disclosure indicates that your research and development costs for the dermatology area have decreased significantly and you are concentrating on the ocular therapeutic area which consists of five significant products in development. Please disclose the costs incurred for each period presented and to date for each of the five significant products in development.

Definitive Proxy on Schedule 14A

3. We note that your definitive proxy statement does not include disclosure in accordance with the Proxy Disclosure Enhancements Release Nos. 33-9089, 34-61175, IC-29092 which amended Regulation S-K, Items 401, 402 and 407 and became effective on February 28, 2010. Please provide us draft disclosure for future compliance to address the following:

Item 407(h) of Regulation S-K

- A description of your board leadership structure;
- An explanation of why you have determined that this leadership structure is appropriate; and
- A discussion of your board's role in risk oversight and the effect that this has on its leadership function.

Item 407(c)(2)(vi) of Regulation S-K

- Whether you consider diversity in identifying nominees for director;
- An explicit statement as to whether or not you have such a policy; and
- If you have such a policy, how you consider diversity in identifying nominees for director.

Item 401(e) of Regulation S-K

- the specific "experience, qualifications, attributes or skills" of directors and nominees on a director-by-director basis.

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Item 2. Management's Discussion and Analysis
Results of Operations
Investment and Other Income (Expense), page 19

5. You recognized a $4.916 million gain in the quarterly period ended June 30, 2010 related to the fair value change in contingent consideration. Please revise your disclosure to include the following:

    *   A discussion of the underlying reasons for the gain in the six month period ended June 30, 2010, within your results of operations. Specifically, address how changes in underlying assumptions or valuation methods contributed to the change in fair value; and

    *   To the extent that the underlying reasons for the gain are something other than a 1% change in your cost of capital assumption that you reference on page 13, disclosure of the effects that reasonably likely changes in certain conditions and in your key assumptions would have on your results of operations, within your critical accounting policies and estimates.

    *   You disclose in footnote 1 in the Statements of Cash Flows that total proceeds received from the collection of the contingent consideration were $8 million and $18.3 million for the three and six months ended June 30, 2010 of which $5.5 million and $13 million of the proceeds is included in the investing section for the three and six months ended June 30, 2010. Please revise footnote 1 to clarify what line item in the Cash used in operating activities section the remaining proceeds are included.

    *   Clarify in footnote 1 what line item on the Statements of Cash Flows the change in fair value of $2.5 million and $5 million for the three and six months ended June 30, 2010 has been included within Cash used in operating activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674, or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant